EXHIBIT 99.3

OFFER TO EXCHANGE

All Outstanding Shares of Common Stock of

OPNET TECHNOLOGIES, INC.

for

(i) $36.55 in Cash and

(ii) 0.2774 of a Share of Common Stock of

Riverbed Technology, Inc., Per Share

by

OCTAGON ACQUISITION CORP.

a wholly-owned subsidiary of

RIVERBED TECHNOLOGY, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON DECEMBER 17, 2012, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED.

November 14, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration are the Prospectus and Offer to Exchange, dated November 14, 2012 (as may from time to time be amended, supplemented or finalized, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Octagon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”) to acquire each outstanding share of common stock, $0.001 par value (the “Shares”), of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed (the sum of (i) and (ii) being the “Offer Price”), subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Offer. Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed, Purchaser and OPNET (the “Merger Agreement”). The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or, where permissible, waiver of certain conditions, Riverbed will cause Purchaser to complete a merger (the “Merger”) with and into OPNET, with OPNET continuing as the surviving corporation (the “Surviving Corporation”), in which each outstanding share of OPNET common stock (except for: (i) Shares held by OPNET (or in OPNET’s treasury), Riverbed, Purchaser or any other wholly-owned subsidiary of Riverbed, which will be cancelled and retired and cease to exist; (ii) Shares held by any wholly-owned subsidiary of OPNET, which will remain issued and outstanding; and (iii) Shares held by OPNET stockholders who have properly preserved their appraisal rights, if any, under Delaware law) will be converted into the right to receive the same consideration paid in the Offer for each share of OPNET common stock validly tendered and not properly withdrawn prior to the expiration of the Offer, subject to appraisal rights to the extent applicable under Delaware law.

The exchange of the Shares for cash and Riverbed common stock in the Offer and the conversion of the Shares in the Merger will be fully taxable for U.S. federal income tax purposes and may be taxable for state, local and non-U.S. income tax purposes to OPNET stockholders. Your clients are urged to consult their own tax advisors for a full understanding of the tax consequences of participating in the Offer or the Merger.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	The Prospectus/Offer to Exchange dated November 14, 2012.

2.	The Merger Agreement (attached as Annex A to Prospectus/Offer to Exchange).

3.	The Letter of Transmittal to be used to tender Shares for your use and for the information of your clients, together with the included Internal Revenue Service Form W-9.

4.	The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if the procedures for tendering Shares set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal cannot be completed, prior to the end of the day on December 17, 2012, at 12:00 midnight, New York City time, unless the Offer is extended (the “Expiration Date”).

5.	A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	A copy of the OPNET’s Solicitation/Recommendation Statement on Schedule 14D-9 dated November 14, 2012, which has been filed by OPNET with the Securities and Exchange Commission (the “SEC”), including a letter to stockholders of OPNET from Marc A. Cohen, OPNET’s Chairman of the Board and Chief Executive Officer.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to: (i) the valid tender (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Shares that, together with any Shares owned by Riverbed or Purchaser, represents at least a majority of the outstanding Shares, on a fully-diluted basis (which assumes conversion or exercise of all OPNET derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms or conditions thereof); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any foreign antitrust or competition-related legal requirements; (iii) the registration statement for Riverbed’s common stock issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission (the “SEC”) and not subject to any stop order threatened or initiated against Riverbed with respect to the Offer; (iv) there not having occurred since October 28, 2012 a Company Material Adverse Event (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) and no event shall have occurred or circumstances shall exist that, in combination with any other events or circumstances would reasonably be expected to have or result in a Company Material Adverse Event; (v) the Marketing Period (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) shall have been completed; (vi) Purchaser or Riverbed receiving the proceeds of the financing to effect the Offer and the Merger; and (vii) the Merger Agreement shall not have been validly terminated. Subject to the terms of the Merger Agreement, Purchaser or Riverbed reserve the absolute right in its sole discretion to waive any of the specified conditions of the Offer in the case of any Shares tendered other than the condition set forth in clause “(i)” above; provided that Purchaser is required to waive the condition in clause “(vi)” above, if, on the sixth business day prior to the Expiration Date, Riverbed reasonably believes that it will obtain the financing on the Expiration Date. See the section in the Prospectus/Offer to Exchange entitled “The Offer—Conditions to the Offer” for a more complete description of the conditions to the Offer.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT THE END OF THE DAY ON DECEMBER 17, 2012, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED.

The OPNET board of directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, OPNET’s stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which approval constituted approval under Section 203 of the Delaware General Corporation Law (the “DGCL”) as a result of which the Merger Agreement and the transactions contemplated by the Merger Agreement are not and will not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement; and (iv) recommends that OPNET’s stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the transactions contemplated by the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for Shares validly tendered and not properly withdrawn when, as and if Purchaser notifies the Computershare Trust Company, N.A., the exchange agent for the Offer (the “Exchange Agent”), of Purchaser’s acceptance of the tender of those Shares pursuant to the Offer. The Exchange Agent will deliver the shares of Riverbed common stock and the cash portion of the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, and cash in lieu of a fraction of a share of Riverbed common stock promptly after receipt of Purchaser’s notice. The Exchange Agent will act as agent for tendering OPNET stockholders for the purpose of receiving the cash portion of the Offer Price, the shares of Riverbed common stock and cash instead of a fraction of a share of Riverbed common stock and transmitting the Shares and cash to them. If Purchaser does not accept Shares for exchange pursuant to the Offer or if certificates are submitted for more Shares than are tendered in the Offer, Purchaser will return Certificates for these unexchanged Shares without expense to the tendering stockholder. If Purchaser does not accept Shares for exchange pursuant to the Offer, Shares tendered by book-entry transfer into the Exchange Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth under “The Offer—Procedure for Tendering Shares” in the Prospectus/Offer to Exchange, and will be credited to the account maintained with DTC from which those shares were originally transferred, promptly following expiration or termination of the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Neither Riverbed nor Purchaser nor any officer, director, stockholder, agent or other representative of Riverbed or Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Exchange Agent and as described in the Prospectus/Offer to Exchange) with respect to soliciting tenders of Shares pursuant to the Offer.

Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

In order to take advantage of the Offer, certificates, as well as a Letter of Transmittal, properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal), and all other documents required by the Letter of Transmittal must be received by the Exchange Agent, all in accordance with the instructions set forth in the Letter of Transmittal and the Prospectus/Offer to Exchange.

Any holder of Shares who desires to tender Shares and whose certificate(s) evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Prospectus/Offer to Exchange on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Guaranteed Delivery” of the Prospectus/Offer to Exchange.

Any inquiries you may have with respect to the Offer should be addressed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), by mail at 105 Madison Avenue, New York, New York 10016, or by phone at (212) 929-5500 (call collect) or (800) 322-2885 (call toll-free).

Requests for copies of the enclosed materials may also be directed to the Information Agent at the above telephone number.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall constitute you as the agent of Riverbed, Purchaser, OPNET, the Information Agent, the Exchange Agent or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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